UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Sky Solar Holdings, Ltd.

(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)
83084J996(1)

(CUSIP Number)
Mitsutoshi Nishiyama
Japan NK Investment K.K.
9th Fl. Kotobuki Bldg., 10-4
Iwamotocho-3chome, Chiyoda-ku, Tokyo 101-0032
Telephone: +813 5839 2046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
This Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) is filed on behalf of Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe (the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Original Filing”, and together with Amendment No. 1, the “Schedule 13D”) filed with the Securities and Exchange Commission on March 11, 2019 on behalf of each of Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi, with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the Ordinary Shares of the Issuer.

CUSIP No. 83084J996	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan NK Investment K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J996	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PNF Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J996	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rui Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J996	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renewable Japan Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J996	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H&T Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J996	13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katsuhito Manabe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J996	13D	Page 8 of 11 Pages

Item 2.  Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed jointly by the Reporting Persons in accordance with the provisions of Rule 13d-1(k)(1) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing solely because each of the Reporting Persons may be considered to be the beneficial owner of the same Ordinary Shares.
Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Japan NK Investment K.K. is a Japanese corporation. PNF Investment Co., Ltd. is a Japanese corporation. Rui Chen is a citizen of the People’s Republic of China. Rui Chen is the representative director of PNF Investment Co., Ltd.  Renewable Japan Co., Ltd. is a Japanese corporation.  H&T Corporation is a Japanese corporation. Katsuhito Manabe is a citizen of Japan. Katsuhito Manabe is the representative director of both Renewable Japan Co., Ltd. and H&T Corporation.
Item 3.  Source or Amount of Funds or Other Consideration.
The information set forth in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.
It is currently anticipated that Japan NK Investment K.K. will require approximately US$38.0 million to complete the purchase of Ordinary Shares (including Ordinary Shares represented by ADSs) (the “Shares”) as set forth in the Agreement (as defined in Item 4 below). This amount excludes the funds which may be required to pay the costs and expenses associated with the purchase of the Shares. It is currently anticipated that the purchase will be financed by way of (i) capital contributions to Japan NK Investment K.K. (A) from Renewable Japan Co., Ltd. in exchange for non-voting preferred shares of Japan NK Investment K.K. and (B) PNF Investment Co., Ltd. in exchange for common shares of Japan NK Investment K.K. and (ii) borrowings from Japan Revival Sponsor Fund III, LPS, a Japanese limited partnership.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Japan NK Investment K.K. intends to purchase the Shares (the “Share Purchase”), in accordance with the stock purchase agreement entered into on March 1, 2019 by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, as amended and restated on October 21, 2019 (the “Agreement”), based on the Reporting Persons’ belief that the Ordinary Shares are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase of Ordinary Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Ordinary Shares or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, whether in the ordinary course of business or otherwise, including, without limitation, conducting (or directing advisers to conduct) analyses or due diligence investigations, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer, its business, operations and management and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer, or exercising its voting power over the Shares, concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, sale of certain assets of the Issuer or its subsidiaries, issuance of dividends, board structure (including board composition) or operations of the Issuer, purchasing additional Ordinary Shares or ADSs, engaging in short selling of or any hedging or similar transaction with respect to the Shares, engaging in strategic transactions with stockholders of the Issuer likely to lead to a delisting and termination of registration of the Ordinary Shares and ADSs, or changing their intention with respect to any and all matters referred to in this Item 4.  Such discussions could lead to plans or proposals other than the Share Purchase that may result in certain of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 83084J996	13D	Page 9 of 11 Pages

The details of the Share Purchase are as follows:
Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 8 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
Flash Bright Power Ltd	2,600,006	0.25/Ordinary Share	13,386,013	2.00/ADS	109,688,110	27,422,027.50
Rihuaxing Limited	9,300,000	0.25/Ordinary Share	0	/	9,300,000	2,325,000.00
Sunpeak Universal Holdings, Inc.	29,519,844	0.25/Ordinary Share	0	/	29,519,844	7,379,961.00
Bright Reality Investment Limited	3,600,000	0.25/Ordinary Share	0	/	3,600,000	900,000.00
Total	45,019,850		13,386,013		152,107,954	38,026,988.50
The description of the Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:
(a) and (b) The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.
(c) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,954	36.3%	0	152,107,954	0	152,107,954
PNF Investment Co., Ltd.	152,107,954	36.3%	0	152,107,954	0	152,107,954
Rui Chen	152,107,954	36.3%	0	152,107,954	0	152,107,954
Renewable Japan Co., Ltd.	152,107,954	36.3%	0	152,107,954	0	152,107,954
H&T Corporation	152,107,954	36.3%	0	152,107,954	0	152,107,954
Katsuhito Manabe	152,107,954	36.3%	0	152,107,954	0	152,107,954
* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2018, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:
On October 21, 2019, Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited entered into the amended and restated Agreement, a copy of which is attached hereto as Exhibit 99.3.

CUSIP No. 83084J996	13D	Page 10 of 11 Pages

On October 31, 2019, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
Exhibit No.	Description

99.3
Amended and Restated Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of October 21, 2019.

99.4	Joint Filing Agreement by and among the Reporting Persons, dated October 31, 2019.

CUSIP No. 83084J996	13D	Page 11 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2019
JAPAN NK INVESTMENT K.K.

By:	/s/ Mitsutoshi Nishiyama
	Name:	Mitsutoshi Nishiyama
	Title:	Chief Executive Officer

PNF INVESTMENT CO., LTD.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Representative Director

RUI CHEN

By:	/s/ Rui Chen

RENEWABLE JAPAN CO., LTD.

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

H&T CORPORATION

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

KATSUHITO MANABE

By:	/s/ Katsuhito Manabe